VIA ELECTRONIC EDGAR FILING
(Correspondence Filing)

February 9, 2024

Christopher R. Bellacicco Attorney-Adviser
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Denali Structured Return Strategy Fund File Nos. 333-275771; 811-23918

Dear Mr. Bellacicco:

On behalf of the Denali Structured Return Strategy Fund (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by letter dated December 18, 2023, with respect to the registration statement of the Fund on Form N-2 (the "Registration Statement") as well as telephonic follow up comments provided on January 31, 2024. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. A marked version of the prospectus is attached to aid in the Staff's review. The Registrant anticipates filing an amended Form N-2 in the near future (perhaps in about one week) with a request for acceleration of effectiveness to follow shortly after.

GENERAL

Comment #1. We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response. The Registrant acknowledges that the SEC staff may have additional comments upon review of the then-supplied financial statements and related information as well as revised disclosures.

Comment #2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.

Response. The Registrant has not presented any test the waters materials to potential investors.

Comment #3. Please advise us if you expect to submit an exemptive application in connection with your registration statement.

Response. The Registrant has not and has no plans to submit an exemptive application or no-action request in connection with the registration statement.

Comment #4. Please add page numbers to the prospectus and statement of additional information.

Response. The Registrant has added page numbers to the prospectus and statement of additional information.

PROSPECTUS

PROSPECTUS SUMMARY – Investment Policies and Strategies

Comment #5. The first sentence in this section states the Fund seeks to achieve its investment objectives "through a modest investment in call option spreads on a large capitalization U.S. equity index."

a.Please add disclosure clarifying what the Fund means by "modest."

b.Please disclose the large capitalization U.S. equity index that the Fund plans to use as the reference asset for the options in which it plans to invest.

Response.

a.The Registrant has revised disclosures to clarify that the Fund means approximately one and a half to three percent of total assets when referring to "modest."

b.The Registrant had originally included the S&P 500® Index in the working draft of the N-2, but became concerned that such a specific reference would lead to possible action for trademark infringement or a request for a large licensing fee from the owner of the S&P 500® Index. Consequently, the Registrant had used "large capitalization U.S. equity index" with the expectation that most investors will assume or understand this to be a reference to the S&P 500® Index. However, the Registrant has reverted to using the S&P 500® Index.

Comment #6. The first paragraph in this section states "Rather than buy an asset at a specified price, the Fund may accept a cash settlement equal to the difference between the asset's price and the strike price." Please clarify when such a situation would occur. Please also clarify whether the Fund will know at the time that it purchases the option that it will receive such cash settlement (assuming the option is exercised).

Response. The Registrant has added additional disclosures to clarify when options are cash settled and when they are delivered and to note that the Fund will know at the time of purchase which type of option is involved.

Comment #7. The final paragraph of this section states that the Fund anticipates investing in call options with strike prices "that are near the then-current level" of the reference index (emphasis added). Please clarify what the Fund means by "near," as that term is ambiguous. Specifically, will the Fund purchase call options that are in-the-money, at-the-money or out-of-the-money? If this may vary, please disclose how the Fund determines the desired strike price.

Response. The Registrant has made the requested additions.

Comment #8. The final paragraph of this section further states that, in addition to purchasing call options, the Fund will write call options "with strike prices that are approximately 5% higher than the then-current level" of the reference index. Please clarify whether the call options that the Fund writes will be in an amount and have expiration dates that correspond with call options that the Fund purchases.

Response. The Registrant has made the requested additions.

PROSPECTUS SUMMARY – Private Funds

Comment #9. The disclosure in this section states that the Fund seeks "to invest in private funds that principally invest in and manage portfolios of debt instruments." The disclosure in the "INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Private Funds" section refers to Fund investments in hedge funds, private equity funds or venture capital funds. Please add disclosure to this summary section clarifying that the Fund may invest in hedge funds, private equity funds, or venture capital funds.

Response. The Registrant included hedge funds, private equity funds or venture capital funds as examples of common private funds. However, the Fund does not invest in these types of private funds and has made clarifying disclosure, which removes references to hedge funds, private equity funds or venture capital funds.

PROSPECTUS SUMMARY – Call Option Spreads

Comment #10. The first paragraph in this section states that "The Adviser considers relative call prices when fine tuning the strike prices selected."

a.Please clarify what the Fund means by "relative call prices."

b.Please also clarify what the Fund means by "fine tuning" strike prices.

Response.

a.The Registrant has added disclosure to clarify what the Fund means by "relative call prices."

b.The Registrant believes the added disclosure in a. above clarifies what the Fund means by "fine tuning" strike prices.

Comment #11. The final sentence of the first paragraph of this section notes that the Adviser may purchase over-the-counter options, "but only from counterparties it considers credit worthy." Please describe how the Adviser determines whether a counterparty is "credit worthy."

Response. The Registrant has added disclosure describing the adviser's determination of credit quality.

PROSPECTUS SUMMARY – Summary of Risks

Comment #12. A bullet point in this section refers to risks related to Master Limited Partnerships ("MLPs"). If the Fund plans to invest in MLPs as part of its principal investment strategy, please disclose this in the prospectus summary's "Investment Policies and Strategies" section.

Response. The Registrant has made the requested revision.

Comment #13. The seventh-to-last bullet point in this section discloses risks of the Fund's call option spreads. Please add disclosure indicating that, due to the call option spread strategy, the Fund will give up the opportunity to benefit from potential increases in the value of the index above the exercise prices of the call options it has written.

Response. The Registrant has made the requested revision.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Call Option Spreads

Comment #14. The first sentence of this section states that "The Adviser uses call option spreads to capture a portion of positive equity market returns without exposing the Fund to significant equity market losses." Please add disclosure explaining how the call options spread strategy does not expose the Fund to significant equity market losses.

Response. The Registrant has added disclosure to clarify that the options can expire worthless in a flat or down equity market, but are not otherwise further linked to equity losses as the Fund does not hold the reference assets linked to the options.

Comment #15. The third sentence of this section states that "The Fund's purchases of call spreads are intended to allow the Fund to participate in increases in a large capitalization U.S. equity index up to approximately 5% during the term of the call spread." Please include similar disclosure in the prospectus summary section discussing call option spreads.

Response. The Registrant has made the requested revision.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

Comment #16. The disclosure in this section discusses the requirement that shareholders wishing to bring a derivative suit against the Fund must first make a written demand on the Trustees requesting that the Trustees cause the Trust to file an action. Please also disclose the Declaration of Trust provision requiring that the demand shall be executed by or on behalf of no less than three complaining shareholders who together hold not less than ten percent (10%) of the outstanding shares of the affected Series or class, none of which shall be related to (by blood or by marriage) or otherwise affiliated with any other complaining Shareholder (other than as Shareholders of the Trust). See Article V, Section 6(a)(iii) of the Declaration of Trust.

Response. The Registrant has made the requested addition.

Comment #17. The disclosure in this section also states that "With the exception of claims arising under the federal securities laws, the Declaration of Trust provides that claims must be brought exclusively in a Delaware state court . . . ." However, the Declaration of Trust does not appear to include this carve out for claims arising under the federal securities laws. Please revise the Declaration of Trust to include such carve out.

Response. The Registrant has made the requested addition to the Declaration of Trust as underlined at the end of Section 11., as follows.

Section 11. Exclusive Delaware Jurisdiction. Each Trustee, each officer, each Shareholder and each Person beneficially owning an interest in a Share of the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the DSTA, (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust or its business and affairs, the DSTA, this Declaration of Trust or the By-Laws or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of this Declaration of Trust or the By-Laws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Trust to the Shareholders or the Trustees, or of officers or the Trustees to the Trust, to the Shareholders or each other, or (C) the rights or powers of, or restrictions on, the Trust, the officers, the Trustees or the Shareholders, or (D) any provision of the DSTA or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to Section 3809 of the DSTA, or (E) any other instrument, document, agreement (including, without limitation, any investment management agreement) or certificate contemplated by any provision of the Act, the Declaration of Trust or the Bylaws relating in any way to the Trust or (F) the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought, unless the Trust, in its sole discretion, consents in writing to an alternative forum, in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. This Article IX Section 11 shall not apply to claims arising under the federal securities laws.

PLAN OF DISTRIBUTION – Purchase Terms

Comment #18. The second sentence in this section states that the Fund is not subject to shareholder servicing fees. However, the Fund Expenses table includes a line item reflecting shareholder service fees of 0.15%. Please reconcile this discrepancy.

Response. The Registrant has corrected this discrepancy.

STATEMENT OF ADDITIONAL INFORMATION OTHER INFORMATION – Custodian

Comment #19. The disclosure in this section states that the Custodian also serves as the Fund's escrow agent. However, the "Securities Offered" section on the cover page of the prospectus states that no arrangements have been made to place monies received in an escrow account. Please confirm that the Fund does not have any escrow arrangement in place. If the Fund has an escrow arrangement in place, please revise the cover page accordingly and include in the prospectus the information required by Item 5.8 of Form N-2.

Response. The Registrant confirms there is no escrow arrangement in place and removed the erroneous reference to an escrow agent as follows.

~~The Custodian also serves as escrow agent to the Fund.~~

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP

Attachment

4895-4115-4185.25 The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED [___ _], 20232024 PROSPECTUS DENALI STRUCTURED RETURN STRATEGY FUND (_____)(DNLIX) Shares of Beneficial Interest [_______ _], 20232024 Denali Structured Return Strategy Fund (the "Fund") is a continuously-offered, non- diversified, closed-end management investment company that is operated as an interval fund. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund's shares, including a preliminary Statement of Additional Information ("SAI") dated [___ _], 20232024, has been filed with the Securities and Exchange Commission ("SEC"). The table of contents of the SAI appears on page [_]55 of this prospectus. The SAI is available upon request and without charge by writing the Fund at Denali Structured Return Strategy Fund c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202. You may also request a free copy of the Fund's SAI, annual and semiannual reports when available, and other information about the Fund or make shareholder inquiries by calling the Fund's transfer agent at 1-[___] [___-____],- 800-251-8112, writing the Fund's transfer agent at Denali Structured Return Strategy Fund, c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 or by visiting www.Denali[____].com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC's website at http://www.sec.gov. The address of the SEC's website is provided solely for the information of prospective shareholders and is not intended to be an active link.

4895-4115-4185.25 Investment Objective. The investment objective of the Fund is primarily income and secondarily capital appreciation. Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Foreside Fund Services, LLC (the "Distributor"), a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), under the terms of this prospectus, unlimited shares of beneficial interest, at the net asset value ("NAV") per share. The initial NAV per share is $10.00. The Fund is not subject to sales charges. The minimum initial investment by a shareholder is $1,000 and $100 for subsequent investments. The Fund is offering to sell its shares, on a continuous basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares but will use commercially reasonable efforts to sell the shares. Monies received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in accordance with the Fund's principal investment strategy will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV. See "Plan of Distribution." Price to Public Current NAV Maximum Sales Load None Proceeds to Registrant Current NAV Interval Fund. The Fund conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends ("Repurchase Request Deadline"). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the New York Stock Exchange (the "NYSE") no later than the 14th day after the Repurchase Request Deadline ("Repurchase Pricing Date"). Payment pursuant to the repurchase will be made to the shareholder no more than seven days after the Repurchase Pricing Date. The Fund's initial repurchase offer is expected to take place in the first or second or third quarter of 2024. For a discussion of the Fund's repurchase policies, please refer to "Quarterly Repurchases of Shares" on page [_]41 of this prospectus. Use of Leverage. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. For a discussion of the risks associated with the leveraged capital structure, please refer to "Risk Factors – Leverage Risk" on page [_]21 of this prospectus.

4895-4115-4185.25 Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment. • The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. • A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder's original investment. Certain Risks. Investing in the Fund's shares involves risks, including the following: • Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid. • There is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop. • Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame. • Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security. • The Fund is not required to extend, and shareholders should not expect the Fund's Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares. • Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce the shareholder's exposure on any market downturn. • The Fund may invest a portion of its assets in securities that have speculative characteristics, e.g., lower-rated or unrated debt commonly referred to as "high yield bonds" or "junk bonds." • The Fund will invest in call option spreads that may expire worthless and fail to provide participation in positive equity market returns.

4895-4115-4185.25 See "Risk Factors" beginning on page [_]15 of this prospectus. Investment Adviser Liquid Strategies, LLC (the "Adviser")

4895-4115-4185.25 TABLE OF CONTENTS PAGE PROSPECTUS SUMMARY 1 FUND EXPENSES 68 FINANCIAL HIGHLIGHTS 89 THE FUND 89 USE OF PROCEEDS 9 INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES 9 RISK FACTORS 15 MANAGEMENT OF THE FUND 34 DETERMINATION OF NET ASSET VALUE 3738 CONFLICTS OF INTEREST 40 QUARTERLY REPURCHASES OF SHARES 4041 DISTRIBUTION POLICY 4344 DIVIDEND REINVESTMENT POLICY 4445 U.S. FEDERAL INCOME TAX MATTERS 4546 DESCRIPTION OF CAPITAL STRUCTURE AND SHARES 4748 ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST 4849 PLAN OF DISTRIBUTION 4950 LEGAL MATTERS 5253 REPORTS TO SHAREHOLDERS 5253 HOUSEHOLDING 5253 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 5354 TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION 5455 PRIVACY NOTICE 5556

4895-4115-4185.25 1 PROSPECTUS SUMMARY This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading "Risk Factors" in this prospectus. The Fund. Denali Structured Return Strategy Fund (the "Fund") is a continuously-offered, non- diversified, closed-end management investment company. See "The Fund." The Fund is an interval fund that will offer to make quarterly repurchases of its shares at NAV. See "Quarterly Repurchases of Shares." The Fund offers one class of shares. Investment Objective, Policies and Strategies. The investment objective of the Fund is primarily income and secondarily capital appreciation. Investment Policies and Strategies The Fund seeks to achieve its investment objective through direct and indirect investments of a substantial majority of its assets in income-generating investments of domestic issuers; and through a modest (approximately one and a half to three percent of total assets) investment in call option spreads on a large capitalization U.the S. equity&P 500® Index. Income-generating investments may be publicly-traded or privately-offered, and typically make interest, dividend, or other periodic payments, distributions, and/or accruals; in addition to offering potential capital appreciation to investors. The Fund defines income-generating investments to include notes, bonds, debentures, loans, loan participations, dividend-paying preferred and common shares and funds that invest in the preceding. Generally, when the Fund purchases a call option, the Fund has the right, but not the obligation, to buy an asset at a specified price (strike price) within a specific time period or at the end of a time period. However, rather than buy an asset at a specified price, the Fund may accept a cash settlement equal to the difference between the asset's price and the strike price. The Fund expects that the majority of options will be the cash-settled variety, which will be known at the time of investment. A call spread entails the Fund buying a call option while simultaneously writing a call option with a higher strike price. Call option spread investments are executed through exchange-traded options or over-the-counter options. The Fund invests without restriction as to an instrument's maturity, structure, seniority, interest rate formula; and without restriction as to issuer entity type, capitalization, or credit quality. Lower credit quality debt instruments, such as high yield bonds, are commonly referred to as "high yield" bonds or "junk" bonds. The Fund defines high yield and junk bonds as those rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P"), or, if unrated, determined by the Adviser to be of similar credit quality. However, the Fund anticipates investing primarily in debt obligations or other securities of: • Small business entities • Middle market business entities • Individuals

4895-4115-4185.25 2 • Specialty finance companies • Publicly-offered income-generating funds • Privately-offered income-generating funds The Fund anticipates investing in call options primarily with three-month maturities and strike prices that are near (within one percent above) the then-current level of a large capitalization U.the S. equity&P 500® Index while writing the same amount of call options with three-month maturities and strike prices that are approximately 5% higher than the then-current level of a large capitalization U.S. equitythe index. The purchased call options are commonly referred to as being at-the-money if the strike price is at the then-current level of the index, or out-of-the money if the strike price is above the then-current level of the index. The Fund's Adviser attempts to use strike prices of purchased and written options that will result in a net cost to the Fund of approximately one and a half to three percent of total assets. Adviser's Investment Strategy. The Adviser seeks to achieve the Fund's investment objective using a structured return strategy by investing a substantial majority of the Fund's assets in income-producing securities while also investing a small portion of the Fund's assets in call option spreads on a large capitalization U.the S. equity&P 500® Index. In this way, the Adviser attempts to structure the return profile of the Fund to produce income and the potential for partial participation in positive equity market returns without the potential for significant equity market losses. The Adviser seeks to invest in asset categories that may offer a different mix of liquidity, yield, credit risk, and correlation relative to the broader debt and equity markets. Within each asset category, the Adviser assesses yield, default risk and expected volatility to construct a portfolio it believes will most effectively support the Fund's investment objective. The Adviser also considers expected correlation of asset class returns when constructing the Fund's portfolio. In addition to considering the expected performance of an asset class held by a public fund or private fund, the Adviser evaluates management experience, historical performance and operational expenses. The Adviser sells a security to adjust average portfolio maturity, when default risk increases, or when a more attractive replacement is identified. Private Debt The Adviser, through its industry relationships, seek to provide the Fund with access to proprietary deal flow. The Adviser believes that its networks and deal generation strategies create opportunities to deploy capital across a broad range of transactions that have attractive investment characteristics. The Adviser also seeks to build a portfolio of loans to small- to middle-market companies and specialty finance companies. The Fund's debt investments may take the form of corporate loans or bonds, may be secured, unsecured, or subordinated. Public Debt The Adviser also seeks to invest in publicly-offered debt securities, most of which will carry a credit rating by a nationally recognized rating agency such as Moody's. To supplement the credit rating, the Adviser examines issuer fundamental metrics, such as cash flow, leverage, operating margins, business risk in developing the Adviser's assessment of default risk. Among debt of similar maturity and credit quality, the Adviser tends to select an instrument with the highest yield and potential total return.

4895-4115-4185.25 3 Public Funds The Fund defines public funds as mutual funds, exchange-traded funds ("ETFs"), and closed-end funds ("CEFs") including business development companies ("BDCs"). The Adviser invests in public funds as a substitute for assembling a large number of individual securities. When evaluating public funds, the Adviser compares management tenure, historical return performance, expenses, and purity of exposure to an asset class. Private Funds The Adviser also seeks to invest in private funds that principally invest in and manage portfolios of debt instruments. The Adviser evaluates private funds based on the depth of resources of management, consistency of investment process, prior investment performance, expenses, and purity of exposure to an asset class. Equity Securities The Adviser may also invest in dividend-paying preferred and common shares that may be publicly- traded or privately-offered., as well as real estate investment trusts (REITs) or master limited partnerships (MLPs). The Adviser selects securities that pay dividends at a level similar to debt instruments, yet offer what the Adviser believes to be significant potential for capital appreciation. While the Adviser anticipates that, under normal market conditions, the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund's assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund's investment objective or delivering positive returns. While the Fund is classified as a non-diversified fund under the terms of the Investment Company Act of 1940 (the “"1940 Act”),"), the Adviser seeks to diversify the Fund's risk across asset classes and issuers. In addition to diversifying into the investment strategies described above, the Fund also seeks to diversify by attempting to hold multiple positions within each strategy. The Adviser may also seek to further diversify the portfolio by selecting securities from different regions and industries. While the Adviser considers opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective. The Adviser also seeks diversification by investing across various levels and qualities of the capital structure. Call Option Spreads The Adviser uses call option spreads to capture a portion of positive equity market returns without exposing the Fund to significant equity market losses. Call options can expire worthless in a flat or down equity market, but are not further linked to equity losses. By using a call spread strategy, the Fund does not hold the constituents of the S&P 500® Index and therefore is not exposed to equity market losses beyond the net cost of the call options. The Adviser anticipates investing in call spreads on a quarterly basis by investing primarily in call options with three-month maturities and strike prices that are near (within one percent above) the then-current level of a large capitalization U.the S. equity&P 500® Index while writing the same amount of call options with three-month maturities and strike prices that are approximately 5% higher than the then-current level of a large capitalization U.the index. The Fund's purchases of call spreads are intended to allow the Fund to participate in increases in the S. equity&P 500® Index up to approximately 5% during the term of the call spread. The purchased call options are commonly referred to as being at-the-money if the strike price is at the then-current level of

4895-4115-4185.25 4 the index, or out-of-the money if the strike price is above the then-current level of the index. The Adviser considers relative call prices when fine tuning the strike prices selected. The Fund's Adviser attempts to use strike prices of purchased and written options that will result in a net cost to the Fund of approximately one and a half to three percent of total assets. The Adviser may purchase over-the- counter options, but only from counterparties it considers credit worthy. The Adviser considers a counterparty credit worthy if rated at least Baa3 by Moody's or at least BBB- by S&P, or, if unrated, determined by the Adviser to be of similar credit quality. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. Investment Adviser. The Adviser, located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, serves as the Fund's investment adviser. The Adviser serves ETFs as well as the Fund and is registered with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act") with approximately $500 million in discretionary assets under management as of July 31, 2023 and $800 million when assets under advisement are included. Management Fee. Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the "Advisory Agreement"), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the "Management Fee") calculated at an annual rate of 1.65% of the Fund's average daily net assets. The Management Fee will be payable monthly in arrears. See "Management of the Fund – Investment Adviser" for additional information concerning fees paid to the Adviser. Expense Limitation Agreement. The Adviser and the Fund have entered into an expense limitation agreement (the "Expense Limitation Agreement") under which the Adviser has agreed, untilfor at least [___], 202[_],one year from the effective date of the Fund's registration, to waive its management fees and to pay or absorb the ordinary operating expenses (including organizational and offering costs) of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 2.051.99% per annum of the Fund's average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund's Board of Trustees (the "Board of Trustees"), upon written notice to the Adviser. Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived or made any payment, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the lesser of the expense limitation in place at the time of the waiver and reimbursement or the current expense limitation and the repayment is approved by the Board of Trustees. See "Management of the Fund – Trustees and Officers." Administrator. U.S. Bancorp Fund Services, LLC (doing business as U.S. Bank Global Fund Services) (the "Administrator") serves as the administrator for the Fund. See "Management of the Fund – Administrator."

4895-4115-4185.25 5 Transfer Agent. U.S. Bank Global Fund Services (the "Transfer Agent") serves as the transfer agent of the Fund. See "Management of the Fund – Transfer Agent." Custodian. U.S. Bank, National Association (the "Custodian") serves as the Fund's custodian. See "Management of the Fund – Custodian." Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as "mutual funds") in that closed-end funds do not typically redeem their shares at the option of a shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund's shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See "Quarterly Repurchases of Shares." An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to asset inflows, although not subject to continuous outflows. Investor Eligibility. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. If a prospective investor intends to buy shares directly from the Fund, it must submit a completed Investor Application. Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at NAV of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund's shares. Liquidity will be provided to shareholders only through the Fund's quarterly repurchase offers. The Fund maintains liquid securities, cash and/or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See "Quarterly Repurchases of Shares." Summary of Risks. Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's shares. You assume these risks as a result of the Fund's direct investments, as well through its investments in pooled investment vehicles. See "Risk Factors." • The Fund is a closed-end investment company; • The Fund has no history of operations for investors to evaluate; • An investment in the Fund involves the risk of possibly losing the entire principal amount invested in the Fund due to unpredictable market conditions; • The Fund may be materially affected by market, economic and political conditions globally, including the lingering effects of the COVID-19 pandemic;

4895-4115-4185.25 6 • Increases in interest rates generally will cause the Fund's fixed-rate debt securities to decline in price; • Investments in debt securities with longer terms to maturity are subject to greater volatility than investments in shorter-term obligations; • The Fund's investments in various types of debt securities and instruments may be unsecured or unrated, are subject to the risk of non-payment, and may have speculative characteristics; • Investments in subordinated debt have lower priority in right of payment to any higher-ranking obligations of a given borrower, and the cash flow and assets of the borrower may be insufficient to meet scheduled payments after giving effect to any higher-ranking obligations of the borrower; • The Fund's use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and significantly magnify the Fund's losses in the event of underperformance of the Fund's investments; • The Fund is subject to financial market risks, including changes in interest rates. Because the Fund may use debt to finance investments, changes in interest rates may have a material adverse effect on the Fund's net investment income; • The Fund may invest in other funds, which are subject to their own strategy-specific risks such as default risk, leverage risk, derivatives risk and market risk. Fund shareholders will also bear two layers of fees and expenses in connection with investments in other funds. In addition, private funds are subject to liquidity risk; • The Fund may invest in BDCs and Non-Traded BDCs, which are not redeemable at the option of the shareholder and they may trade in the market at a discount to their NAV. In addition, Non- Traded BDCs are subject to significant expenses, and offering and organizational costs that reduce the value of an investor's (including the Fund's) investment; • The Fund may invest in CEFs, ETFs and mutual funds, which are subject to all of the risks of a direct investment in the underlying securities that the CEF, ETF or mutual fund holds; • Master Limited Partnerships ("MLPs") are subject to underlying assets risks, general partner conflict of interest risks, and pass-through tax status risks; • "Below investment grade" instruments (commonly referred to as "high yield bonds" or "junk bonds") may be particularly susceptible to economic downturns, which could cause losses; • The Fund's NAV may be more volatile because it invests in medium- and small-capitalization companies, which have fewer capital resources and shorter operating histories relative to larger companies; • During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled; • The Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV;

4895-4115-4185.25 7 • The Fund may invest in illiquid and/or restricted securities that may be difficult to dispose of at a fair price when the Fund's Adviser believes it is desirable to do so; • The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, and the loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser's ability to manage the Fund; • The Fund's call option spreads may expire worthless and fail to provide participation in positive equity market returns. The Fund will give up the opportunity to benefit from potential increases in the value of the S&P 500® Index above the exercise prices of the call options it has written. Option counterparties may default on their obligations to the Fund. Over-the-counter options may become illiquid; • The Adviser will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser's and its investment professionals' time and resources between the Fund and other investment activities; • Payment for quarterly repurchases of shares by the Fund may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover; • The valuation of securities or instruments that lack a central trading place (such as loans or fixed-income instruments) may carry greater risk than those that trade on an exchange; • The Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful; • Disasters, instability abroad, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide; • To qualify and remain eligible for the special tax treatment accorded to regulated investment companies ("RICs") and their shareholders under Subchapter M of the Code,Internal Revenue Code (the "Code"), the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status; U.S. Federal Income Tax Matters. The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. See "U.S. Federal Income Tax Matters."

4895-4115-4185.25 8 Distribution Policy; Dividend Reinvestment Policy. The Fund's distribution policy is to make quarterly distributions of income and at least annual distributions of income and capital gains to shareholders. Unless a shareholder elects otherwise, the shareholder's distributions will be reinvested in additional shares of the Fund under the Fund's dividend reinvestment policy. Shareholders who elect not to participate in the Fund's dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See "Dividend Reinvestment Policy." FUND EXPENSES Annual Expenses (as a percentage of net assets attributable to shares) Management Fee 1.65% Interest Expense on Borrowed Funds 0.00% Other Expenses: Shareholder Service Fees (1) 0.15% Remaining Other Expenses (1) 0.4850% Acquired Fund Fees and Expenses (2) 0.15% Total Annual Expenses 2.4345% Fee Waiver and Expense Reimbursement(3) (0.2331)% Total Annual Expenses (after fee waiver and expense reimbursement) 2.2014% (1) Other expenses are based on estimated amounts for the current fiscal year. Other expenses include shareholder service fees, accounting, legal and auditing fees of the Fund, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. (2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired fund fees and expenses are based on estimated amounts for the current fiscal year. (3) The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, untilfor at least [____], 202[_]one year from the effective date of the Fund's registration, to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 2.051.99% per annum of the Fund's average daily net assets. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser. Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived such payment, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver and reimbursement or the current expense limitation and the repayment is approved by the Board of Trustees. See "Management of the Fund." The Fund Expenses Table describes the fees and expenses that you may pay if you buy, hold, or sell shares of the Fund. The purpose of the Fund Expenses Table is to assist a shareholder to understand the fees and expenses that such shareholder would bear directly or indirectly. If a shareholder requests repurchase proceeds be paid by wire transfer, such shareholder may be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $[25].$15. The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return.

4895-4115-4185.25 9 1 Year 3 Years 5 Years 10 Years $[__] $22 $[__]$73 $[__]$128 $[__]$279 The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown. The Fund will also pay organizational and offering costs in connection with the initial offering of the shares estimated to be $[40$35,000] (0.[01].004 per share) for organizational costs; and $[40$35,000] (0.[01].004 per share) for offering costs. These expenses are subject to the 2.051.99% per annum limitation on expenses. The organizational expenses are recorded as they are incurred, while the offering expenses will be amortized over the first twelve months of the Fund's operations. FINANCIAL HIGHLIGHTS Because the Fund is newly formed and has no performance history as of the date of this prospectus, a financial highlights table for the Fund has not been included in this prospectus. THE FUND The Fund is a continuously-offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on July 27October 23, 2023. The Fund's principal business office is located at, c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, and its telephone number is [__________].1-800-251-8112. USE OF PROCEEDS The net proceeds of the continuous offering of shares are invested without delay in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund's investment of net proceeds. The Adviser paid the Fund's organizational and offering expenses incurred with respect to its initial offering (subject to recoupment by the Adviser pursuant to the Expense Limitation Agreement) and the Fund will pay expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund's investment objective and policies, the Fund holds cash or invests in money market or short-term, high quality fixed-income mutual funds. However, the Fund does not anticipate any material delay in fully investing the proceeds from offering shares. Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objective and policies, the Fund's assets would earn interest income at a modest rate which may be less than the Fund's distribution rate. As a result, the Fund's distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund's fees and expenses. INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES Investment Objective The investment objective of the Fund is primarily income and secondarily capital appreciation. This investment objective may be changed without a vote of the Fund's shareholders.

4895-4115-4185.25 10 Investment Policies and Strategies The Fund seeks to achieve its investment objective through direct and indirect investment of the majority of its assets in income-generating investments of domestic issuers. These investments may be publicly-traded or privately-offered, and typically make interest, dividend, or other periodic payments, distributions, and/or accruals; in addition to offering potential capital appreciation to investors. The Fund defines income-generating investments to include notes, bonds, debentures, loans, loan participations, dividend-paying preferred and common shares and public funds that invest in the preceding. The Fund invests without restriction as to an instrument's maturity, structure, seniority, interest rate formula; and without restriction as to issuer entity type, capitalization, or credit quality. Lower credit quality debt instruments, such as high yield bonds, are commonly referred to as "high yield" or "junk" bonds. The Fund defines high yield or junk bonds as those rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P"), or, if unrated, determined by the Adviser to be of similar credit quality. However, the Fund anticipates investing primarily in debt obligations or other securities of: • Small business entities • Middle market business entities • Individuals • Specialty finance companies • Publicly-offered income-generating funds • Privately-offered income-generating funds Adviser's Investment Strategy. The Adviser seeks to achieve the Fund's investment objective by allocation among these asset categories. The Adviser seeks to invest in asset categories that may offer a different mix of liquidity, yield, credit risk, and correlation relative to the broader debt and equity markets. Within each asset category, the Adviser assesses yield, default risk and expected volatility to construct a portfolio it believes will most effectively support the Fund's investment objective. The Adviser also considers expected correlation of asset class returns when constructing the Fund's portfolio. In addition to considering the expected performance of an asset class held by a public fund, the Adviser evaluates management experience, historical performance and operational expenses. The Adviser sells a security to adjust average portfolio maturity, when default risk increases, or when a more attractive replacement is identified. While the Adviser anticipates that the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocation. Depending on its evaluation of market conditions, the Adviser may allocate the Fund's assets among any, all or only a few of these categories. Private Debt The Adviser, through its industry relationships, seeks to provide the Fund with access to proprietary deal flow. The Adviser believes that its networks and deal generation strategies create opportunities

4895-4115-4185.25 11 to deploy capital across a broad range of transactions that have attractive investment characteristics. The Adviser also seeks to build a portfolio of loans to small- to middle-market companies and specialty finance companies. The Adviser seeks to provide financing solutions to borrowers through custom loan terms. Borrowers in the small and middle markets tend to seek financing from entities that can provide certainty of execution on an expedited timeline. The Adviser seeks to be responsive to borrowers, while building in protections for the Fund such as requiring a pledge of borrower assets and/or imposing restrictive covenants on borrowers. Specialty finance companies may be focused on certain less- common asset classes such as trade receivables, litigation finance, and construction finance or other forms of real estate related lending. The Fund's debt investments may take the form of corporate loans or bonds, may be secured, unsecured, or subordinated. Consumer debt may be secured by property such as cars, boats or a second lien on real estate. Structured notes are typically issued by banks or an affiliated special purpose entity and used to capture returns related to an asset class index or refence pool of assets. These instruments are notes where the principal and/or interest rate or value of the structured note is determined by reference to the performance of an underlying reference asset. The interest and/or principal payments that may be made on a structured note may vary widely, depending on a variety of factors, including the volatility of the underlying reference asset. Issuers of structured notes can vary and may include corporations, banks, broker-dealers and limited purpose trusts or other vehicles. Structured notes may be exchange traded or traded OTC and privately negotiated. However, the Fund intends to invest in structured notes issued by banks or their SPVs. Public Debt The Adviser also seeks to invest in publicly-offered debt securities, most of which will carry a credit rating by a nationally recognized rating agency such as Moody's. To supplement the credit rating, the Adviser examines issuer fundamental metrics, such as cash flow, leverage, operating margins, business risk in developing the Adviser's assessment of default risk. Among debt of similar maturity and credit quality, the Adviser tends to select an instrument with the highest yield and potential total return. The Adviser may also invest in anticipation of a credit upgrade and expected capital appreciation. Public Funds The Fund defines public funds as mutual funds, exchange-traded funds ("ETFs"), and closed-end funds ("CEFs") including business development companies ("BDCs"). The Adviser invests in public funds as a substitute for assembling a large number of individual securities. When evaluating public funds, the Adviser compares management tenure, historical return performance, expenses, and purity of exposure to an asset class. The Fund may invest across the capital spectrum of CEFs and BDCs as CEFs and BDCs may issue debt or preferred shares, in addition to their common equity shares. Mutual Funds Subject to the Fund's investment restrictions, the Fund may invest in open end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in debt instruments. Exchange Traded Funds The Fund may invest its assets in ETFs that invest primarily in debt instruments or other income generating assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a common stock. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

4895-4115-4185.25 12 An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap "creation units" in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs share many similar risks with mutual funds and closed-end funds. Closed-End Funds Subject to the Fund's investment restrictions, the Fund may invest its assets in "closed-end" investment companies (or "closed-end funds") that invest primarily in income-generating investments. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 2% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market. The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed- end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market. Business Development Companies A BDC is a form of closed-end investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Public BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. The market value of BDC shares and the ability of BDCs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and debt market conditions, adverse changes in governmental rules and fiscal policies, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from BDCs may consist of dividends, capital gains and/or return of capital. Private Funds The Adviser also seeks to invest in private funds that principally invest in and manage portfolios of debt instruments. However, the Fund will not invest more than 15% of its assets in private funds such as those commonly known as hedge funds, private equity funds, or venture capital funds that would be investment companies but for the exclusions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Adviser evaluates private funds based on the depth of resources of management; consistency of investment process, prior investment performance, expenses, and purity of exposure to an asset class. Private funds may have long investment horizons, uncommon access to deal flow from relationships with investment banks. Private funds may be purchased on the secondary market or directly from the issuer of the security. Many private funds require large minimum investments and impose investor qualification criteria. By investing in private funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Fund seeks to leverage the relationships of the Adviser to invest in private funds on terms consistent with those offered to similarly-sized institutional investors. Private funds may offer opportunities for income and capital appreciation as well as lower correlation to equity markets, but will also be less liquid. Equity Securities

4895-4115-4185.25 13 The Fund may also invest in dividend-paying preferred and common shares that may be publicly-traded or privately-offered. The Adviser selects securities that pay dividends at a level similar to debt instruments, yet offer what the Adviser believes to be significant potential for capital appreciation. The Adviser anticipates investing in equities of issuers that have historically generated above-market yields such as real estate investment trusts (REITs) or master limited partnerships (MLPs) of energy-focused companies. While the Adviser anticipates that, under normal market conditions, the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund's assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund's investment objective or delivering positive returns. The Adviser's selection of investment opportunities and strategies will vary over time, in response to changing market opportunities and conditions as well as other pertinent factors. This may include investments in markets, each with differing liquidity, credit quality (whether rated or not), and other features, and the Fund may indirectly have exposure to derivative instruments through public funds. While the Fund is classified as a non-diversified fund under the terms of the 1940 Act, the Adviser seeks to diversify the Fund's risk across asset classes and issuers. In addition to diversifying into the investment strategies described above, the Fund also seeks to diversify by attempting to hold multiple positions within each strategy. The Adviser may also seek to further diversify the portfolio by selecting securities from different regions and industries. While the Adviser considers opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective. The Adviser also seeks diversification by investing across various levels and qualities of the capital structure. Call Option Spreads The Adviser uses call option spreads to capture a portion of positive equity market returns without exposing the Fund to significant equity market losses. Call options can expire worthless in a flat or down equity market, but are not further linked to equity losses. By using a call spread strategy, the Fund does not hold the constituents of the S&P 500® Index and therefore is not exposed to equity market losses beyond the net cost of the call options. The Adviser anticipates investing in call spreads on a quarterly basis by investing in call options primarily with three-month maturities and strike prices that are near (within one percent above) the then-current level of a large capitalization U.S. equity the S&P 500® Index while writing the same amount of call options with three-month maturities and strike prices that are approximately 5% higher than the then-current level of a large capitalization U.S. equity the index. The purchased call options are commonly referred to as being at-the-money if the strike price is at the then-current level of the index., or out-of-the money if the strike price is above the then- current level of the index. The Fund's adviser attempts to use strike prices of purchased and written options that will result in a net cost to the Fund of approximately one and a half to three percent of total assets. The Fund's purchases of call spreads are intended to allow the Fund to participate in increases in a large capitalization U.the S. equity&P 500® Index up to approximately 5% during the term of the call spread. The Adviser considers relative call prices when fine tuning the strike prices selected. The Adviser may purchase over-the-counter options, but only from counterparties it considers credit worthy. The Adviser considers a counterparty credit worthy if rated at least Baa3 by Moody's or at least BBB- by S&P, or, if unrated, determined by the Adviser to be of similar credit quality. The call spread is intended to structure returns to allow the Fund to take advantage of market growth while maintaining defined levels of downside exposure. The graph below is a thematic representation

4895-4115-4185.25 14 of the structured returns linked to a large capitalization U.S. equitythe S&P 500® Index that the call spread is intended to achieve. For informational purposes only. Does not represent actual Fund performance. Only intended to illustrate return payoff profile of call spread portion of Adviser's structured return strategy. Illustration does not include Fund fees and expenses. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. Except as otherwise indicated, the Fund may change its investment objective and any of its investment policies, restrictions, strategies, and techniques without shareholder approval. The investment objective -10 -5 0 5 10 90 91 92 93 94 95 96 97 98 99 100101102103104105106107108109110 C al l S p re ad V al u e Index Value Payoff Profile (one quarter) Index Call Spread -10 -5 0 5 10 90 91 92 93 94 95 96 97 98 99 100101102103104105106107108109110 C al l S p re ad V al u e IndexValue Payoff Profile (one quarter) Index Call Spread

4895-4115-4185.25 15 of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees without the vote of a majority (as defined by the 1940 Act) of the Fund's outstanding shares. The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. The Fund will not: (1) Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares. (2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets). (3) Purchase securities on margin. (4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public). (5) Invest 25% or more of the market value of the Fund's total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. The Fund will look through underlying funds, such as mutual funds, when measuring industry concentration. (6) Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may (a) purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, (b) sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, (c) invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and (d) invest in commodity pools and other entities that purchase and sell commodities and commodity contracts. (7) Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund's investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund's investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities. (8) Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

4895-4115-4185.25 16 In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund's shares outstanding at NAV less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below in "Quarterly Repurchases and Transfers of Shares"), or the next business day if the 14th day is not a business day. Non-Principal Investment Strategies The Adviser may from time to time, for temporary and/or defensive reasons, take positions in various short-term debt instruments including bank obligations, commercial paper, or U.S. Treasury or agency securities, money market funds. If and when the Adviser determines to pursue such strategies, the Fund may not achieve its investment objective while it does so. Additional information about the Fund's non-principal investment strategies, including associated risks, is available in the SAI. RISK FACTORS An investment in the Fund's shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund's shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund, you should consider carefully the following risks the Fund faces, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, the Fund's results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund. Adviser's Analysis Risk The Adviser seeks to conduct reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence and making an assessment regarding an investment for the Fund, the Adviser relies on available resources, including information provided by the target of the investment and, in some circumstances, third-party investigations. As a result, the due diligence process may at times be subjective with respect to recently organized companies for which only limited information is available. Accordingly, the Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful. There can be no assurance that the projected results of an investment opportunity will be achieved for the Fund, and actual results may vary significantly from such projections. General economic, natural, and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections. Assumptions or projections about asset lives; the stability, growth, or predictability of costs; demand; or revenues generated by an investment or other factors associated therewith may, due to various risks and uncertainties including those described herein, differ materially from actual results. Below Investment Grade Instruments Risk The Fund may invest in debt securities and other instruments that are rated "below investment grade" by recognized rating agencies or will be unrated (sometimes referred to as high yield or junk bonds) and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and/or principal payments. Such securities and

4895-4115-4185.25 17 instruments are generally not exchange traded and, as a result, trade in the over-the-counter ("OTC") marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund's investments in "below investment grade" or "high yield" or "junk" securities and instruments expose it to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and/or interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities. Call Option Spread Risk The Fund's call option spreads may expire worthless and fail to provide participation in positive equity market returns. Option counterparties may default on their obligations to the Fund. Over-the-counter options may become illiquid. By selling call options in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of a large capitalization U.the S. equity&P 500® Index above the exercise prices of such options on the written leg of the call spread. Exchanges may suspend the trading of options in volatile markets. If trading is suspended, the Fund may be unable to purchase or sell options at times that may be desirable or advantageous to do so. Closed-End Structure Risk The Fund is a closed-end investment company. It is designed for long-term investors and not as a trading vehicle. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. Competition for Investment Opportunities Risk The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with a similar investment objective may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such

4895-4115-4185.25 18 supply-side competition may adversely affect the terms on which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser. There can be no assurance that the Adviser will be able to locate and complete investments that satisfy the Fund's investment objective or to realize on their values. Conflicts of Interest Risk The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for other clients managed by the Adviser or its affiliates) manage the assets of and/or provide advice to individual accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser's other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser's or its affiliates' clients, the pooled investment vehicles in which the Fund invests and the asset managers of such pooled investment vehicles. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for other clients managed by the Adviser or its affiliates) will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser's time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including other client accounts managed by the Adviser or its affiliates); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser or its affiliates; the Adviser's use of information gained from issuers in the Fund's portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser's use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws' prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund. See "Conflicts of Interest." Credit Risk The Fund's debt investments will be subject to the risk of non-payment of scheduled interest or principal by a counterparty with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment. Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy a counterparty's obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a counterparty, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. The Fund may also

4895-4115-4185.25 19 invest in high yield instruments and unsecured investments, each of which involves a higher degree of risk than senior secured loans. The Fund's right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only or paid-in-kind ("PIK") payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a counterparty's ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain. A company in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in its business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial conditions or be experiencing financial distress. Debt Securities Risk When the Fund invests in fixed-rate debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed-rate debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments. Fixed-Income Instruments Risk The Fund invests in loans and other types of fixed-income instruments and securities. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund's fixed income investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall, and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed- income instruments as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. The obligor of a fixed-income instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor's willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also "Risks Factors – Credit Risk." The Fund invests in loans and other similar forms of debt. Such forms of indebtedness are different from traditional debt securities in that debt securities are part of a large issue of securities to the public and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part-lender. When purchasing indebtedness (including loan participations), the Fund

4895-4115-4185.25 20 assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights than the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize on a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of the borrower or the lender or that in such circumstances, the Fund will benefit from any set-off between the lender and the borrower. Successful claims by third parties arising from these and other risks may be borne by the Fund. The Fund may invest in debtor-in-possession financings. In such investments there is a risk that the underlying borrower may not successfully exit bankruptcy and may be forced to liquidate its assets in which case the Fund's only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses). Interest Rate Risk Typically, a rise in interest rates causes a decline in the value of debt securities and loans, and as a result the value of your investment in the Fund will fluctuate with changes in interest rates. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) and extension risk (the debtor may pay its obligation later than expected, increasing a securities maturity). These risks could affect the value of a particular investment, possibly causing the Fund's NAV and total return to be reduced and fluctuate more than other types of investments. Investment Risk An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to his, her or its investment objectives and personal situation and (ii) consider factors such as his, her or its personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund's shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund's shares represents an indirect investment in the portfolio of loans and fixed- income instruments, short positions and other securities owned by the Fund, and the value of these securities and other instruments may fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in the Fund's shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund's investment, market and certain other risks.

4895-4115-4185.25 21 Issuer Risk The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer's securities that are held in the Fund's portfolio may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. Key Personnel Risk The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by the Adviser's professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser's ability to manage the Fund. The Adviser's principals and other key personnel possess substantial experience and expertise and have strong business relationships with members of the business community. The loss of these personnel could jeopardize the Adviser's relationships with members of the business community and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser's principals were to join or form a competing firm, the Fund's results and financial condition could suffer. Legal and Regulatory Risks Legal and regulatory changes could occur that may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years, and such change may continue. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") made a number of changes to the regulatory framework in the financial services industry, including regulations applicable to banks, insurance companies, and other firms. The Dodd-Frank Act also made a number of regulatory changes to the oversight and treatment of various investments, in particular, derivatives. The process of implementing regulations under the Dodd-Frank Act is ongoing and there may be further changes to the system. The impact of these regulatory changes will be felt across industries for a number of years and will impact the Fund's investments and the administration of the Fund. Instruments in which the Fund invests may incur increased regulatory compliance costs and could be subject to regulatory action. The Fund may incur Dodd-Frank regulatory compliance costs, which could impact performance. Lender Liability Risk A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender (i) has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or (ii) has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability or indirectly exposed to lender liability when it purchases a loan. In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or other financial creditor (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable

4895-4115-4185.25 22 conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder (if applicable) to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or other financial creditor to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination." Leverage Risk The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund's assessment of market conditions and the investment environment. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and would significantly magnify the Fund's losses in the event of underperformance of the Fund's underlying investments. Use of leverage creates an opportunity for increased income and return for shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the Fund's shares. Increases and decreases in the value of the Fund's portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund's NAV, which will be borne entirely by the Fund's shareholders. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. The Fund may be subject to investment restrictions of one or more nationally recognized statistical rating organizations and/or credit facility lenders as a result of its use of financial leverage. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser in managing the Fund's portfolio in accordance with its investment objective and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund's investment returns. In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund's ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and shareholders to change fundamental investment policies. The costs of a financial leverage program (including the costs of offering preferred shares and notes) will be borne entirely by the Fund and, in turn, the shareholders and consequently will result in a reduction of the NAV of the shares. To monitor this issue, the Board of Trustees intends to periodically review the Fund's use of leverage, including its impact on Fund performance. See "Conflicts of Interest." The Fund's use of leverage could create the opportunity for a higher return for shareholders but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and

4895-4115-4185.25 23 gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for shareholders, including: • the likelihood of greater volatility of NAV and market price of the shares than a comparable portfolio without leverage; • the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares that the Fund may pay will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the shares; • the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the shares; and • when the Fund uses certain types of leverage, the management fee payable to the Adviser will be higher than if the Fund did not use leverage. The Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed to outweigh the risks above. Liquidity Risk Shareholder Liquidity Risk The Fund is a closed-end investment company structured as an "interval fund" and designed for long- term investors. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. Fund Investments Liquidity Risk The Fund's investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The Fund may invest without limit in securities that, at the time of investment, are illiquid. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. The market price of illiquid and restricted securities may be more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser's judgment may play a greater role in the valuation process. Investment of the Fund's assets in illiquid and restricted securities may restrict the Fund's ability to take advantage of

4895-4115-4185.25 24 market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period. Some loans and other debt instruments are not readily marketable and may be subject to restrictions on resale. Such instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and fixed-income instruments in which the Fund will invest. Where a secondary market exists, the market for such instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, events occurring subsequent to an investment by the Fund, including, for example, withdrawals and changes in market, political or other relevant circumstances, may cause some loans and other debt instruments that were liquid at the time of acquisition to become illiquid or otherwise cause the Fund's concentration in illiquid investments to increase. Management Risk The Fund's NAV changes daily based on the performance of the securities in which it invests. The Adviser's judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser's judgments about the potential performance of a public fund (pooled investment vehicles or other means of indirect investment) may also prove incorrect and may not produce the desired results. Market Developments Although the market is not currently experiencing the same levels of disruption as during 2008 to 2009 and early 2020, extreme volatility or market disruption may recur in the future. Instability in the credit markets may make it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. For example, certain borrowers may, due to macroeconomic conditions, be unable to repay secured loans. A borrower's failure to satisfy financial or operating covenants imposed by its lenders could lead to defaults and, potentially, termination of the secured loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the borrower's ability to meet its obligations under its debt securities and other instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting counterparty. In addition, if a borrower was to commence bankruptcy proceedings, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund's debt holding and subordinate all or a portion of its claim to that of other creditors. Adverse economic conditions also may decrease the value of collateral securing some of the Fund's loans and the value of its equity investments. A recession could lead to financial losses in the Fund's portfolio and a decrease in revenues, net income and the value of the Fund's assets.

4895-4115-4185.25 25 These developments may increase the volatility of the value of securities and other instruments owned by the Fund. These developments also may make it more difficult for the Fund to accurately value such instruments or to sell them on a timely basis. These developments could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the holders of shares. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and/or interest when due, leading to lower credit ratings of an issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect its NAV. Market Disruptions from Natural Disasters or Geopolitical Risks Natural disasters, instability abroad, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of natural disasters or geopolitical events in the future on the U.S. economy and securities markets. Market Risk The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser's control and could adversely affect the liquidity and value of the Fund's investments, and may reduce the ability of the Fund to make attractive new investments. In particular, economic and financial market conditions began to significantly deteriorate around 2007 and early 2020 as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of constrained lending. Although certain financial markets have shown some recent signs of the improvement, to the extent economic conditions experienced recently, they may adversely impact the investments of the Fund. Low interest rates related to monetary stimulus and economic stagnation may also negatively impact expected returns on investments in such an environment. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly. The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis. In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, climate change and climate- related events, public health emergencies (such as the spread of infectious diseases, pandemics and

4895-4115-4185.25 26 epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. The lingering effects of COVID-19 and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, have had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may negatively impact the performance of the Fund's investments or decrease the liquidity of those investments. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Master Limited Partnership Risk Investments in MLPs involve risks different from those of investing in common stock. MLPs may be subject to the risk of environmental incidents, terrorist attacks, demand destruction from high commodity prices, proliferation of alternative energy sources, inadequate supply of external capital, conflicts of interest with the general partner, and government regulation, each of which could negatively impact the revenue stream form an MLP. Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles. These include the risks related to limited control and limited rights to vote on matters affecting the MLP, cash flow risks, dilution risks (which could occur if the MLP raises capital and then invests it in projects whose return fails to exceed the cost of capital raised) and risks related to the general partner's limited call right. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs could harm the overall performance of the Fund. MLP Tax Risk. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation. No History of Operations Risk The Fund is a closed-end investment company with no history of operations. It is designed for long- term investors and not as a trading vehicle. If the Fund commences operations under inopportune market or economic conditions, it may not be able to achieve its investment objective. In addition, because the Fund has no minimum asset threshold that must be satisfied prior to launch, the Fund will experience high expenses as a percentage of net assets, subject to the Fund's Expense Limitation Agreement (see "Fund Expenses"), to the extent it raises few assets. Private Fund Risk The Fund's performance depends in part upon the performance of the private fund (pooled investment vehicle) managers and selected strategies, the adherence by such managers to such selected

4895-4115-4185.25 27 strategies, the instruments used by such managers and the Adviser's ability to select pooled investment vehicle managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees, incentive fees and allocations, and expenses at the Fund level, and asset-based fees, incentive fees and allocations, and expenses at the pooled investment vehicle level. The pooled investment vehicles in which the Fund invests are subject to risks associated with legal and regulatory changes applicable to financial institutions generally and to pooled investment vehicles in particular. The Fund may not be able to invest in certain pooled investment vehicles that are oversubscribed or closed, and the Fund may be able to allocate only a limited amount of assets to a pooled investment vehicle that has been identified as an attractive opportunity. The Fund's investments in certain pooled investment vehicles may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest a substantial portion of its assets in pooled investment vehicles that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund's assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a pooled investment vehicle, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of. The Fund may be required to make incremental contributions pursuant to capital calls issued from time to time by certain pooled investment vehicles. To fund such capital calls, the Fund may maintain a sizeable cash position, which may result in lower returns. If the Fund does not maintain a sufficient cash position to fund capital calls, it may face the potential inability to fund capital contributions. Any failure by the Fund to make timely capital contributions in respect of its commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) indirectly cause the Fund to be subject to certain penalties from the pooled investment vehicle (including the forfeiture of a portion of the Fund's capital contribution to such vehicle), or (iv) otherwise impair the value of the Fund's investments (including the devaluation of the Fund). Pooled investment vehicle returns may exhibit greater correlations among each other or with fixed- income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A pooled investment vehicle manager may invest the pooled investment vehicle's assets in securities of non-U.S. issuers, and the Fund's assets may be invested in pooled investment vehicles that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A pooled investment vehicle manager may focus primarily on a particular industry, which would subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A pooled investment vehicle manager may focus on a particular country or geographic region, which may subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A pooled investment vehicle manager may use derivatives for speculative or hedging purposes. A pooled investment vehicle may incur leverage for investment or other purposes, which may increase the volatility of the vehicle. A pooled investment vehicle manager may invest without limitation in restricted and illiquid securities. Pooled investment vehicles might not be publicly traded and therefore would not be liquid investments. Please see "Liquidity Risk" for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the pooled investment vehicle manager to determine the value of the Fund's investment in the vehicle. The valuation provided by the pooled investment vehicle manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities

4895-4115-4185.25 28 and may also consider information provided by the pooled investment vehicles, including any quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser's ability to value accurately the Fund's shares. In addition to valuation risk, an investor in a privately offered pooled investment vehicle is not entitled to the protections of the 1940 Act. For example, privately offered pooled investment vehicles need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, privately offered pooled investment vehicles may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see "Leverage Risk" above for a description of risks associated with the use of leverage. Additionally, pooled investment vehicle managers may have limited operating histories upon which to evaluate their performance, and some pooled investment vehicle managers may not be registered under the Advisers Act. Further, some offered pooled investment vehicle managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of net profits (or more in certain limited circumstances), which may create incentives for these managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Certain pooled investment vehicles are subject to asset-specific risks. Real Estate Risk The main risk of real estate related investments is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. If the Fund's real estate-related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type. Real estate historically has experienced significant fluctuation and cycles in value, and specific market conditions may result in a permanent reduction in value. The value of the real estate will depend on many factors beyond the control of the general partner, including, without limitation: changes in general economic or local conditions; changes in supply of or demand for competing properties in an area (as a result, for instance, of over-building); changes in interest rates; the promulgation and enforcement of governmental regulations relating to land use and zoning restrictions, environmental protection and occupational safety; unavailability of mortgage funds which may render the construction, leasing, sale or refinancing of a property difficult; the financial condition of borrowers and of tenants, buyers and sellers of property; changes in real estate tax rates and other operating expenses; the imposition of rent controls; energy and supply shortages; various uninsured or uninsurable risks; and natural disasters. REIT Risk Investments (directly or indirectly) in Private REITs and Public REITs (together, "REITs") will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks,

4895-4115-4185.25 29 may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate-level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund's yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects. Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters." The Fund's investments in REITs may include an additional risk to shareholders. Some or all of a REIT's annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund's basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs. Repurchase Policy Risks Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's NAV. Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets may increase the

4895-4115-4185.25 30 Fund's expense ratio to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. Senior Loans Risk Senior loans generally hold the most senior position in the capital structure of a borrower and in most circumstances are fully collateralized by the borrower's assets. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as Borrowers may lack resources to meet higher debt service requirements. The value of the Fund's assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting Borrowers generally. Moreover, the security for the Fund's investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. First lien loans may also include unitranche loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans would expose the Fund to the risks associated with second lien and subordinated loans to the extent it invests in the "last out" tranche. Senior loans usually include restrictive covenants, which must be maintained by a borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by a borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the Borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity. Senior loans typically will be secured by tangible and intangible assets of a borrower. In some instances, the Fund may invest in senior loans that are secured only by stock of the borrower or its subsidiaries or affiliates. The value of such collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund. Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other investments, including securities issued in transactions registered under the Securities Act of 1933, as amended, or registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund's ability to realize full value and thus cause a material decline in the Fund's NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund's yield may be lower. See "Below Investment Grade Instruments Risk." If legislation or government regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be

4895-4115-4185.25 31 adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or government regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the senior loan may be adversely affected. The Fund may acquire senior loans through assignments or participations, in addition to direct origination or investments through other funds. The Fund may acquire senior loans through assignment and may elevate a participation interest into an assignment as soon as practicably possible. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser's rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution offering the participation, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. When the Fund acquires a senior loan through a participation, the Fund faces credit risk and counterparty risk. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the Borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the senior loan than the Fund expected when initially purchasing the participation. Special Situations and Distressed Investments The Fund seeks to invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns for the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring. Specialty Finance The Fund may arrange credit facilities with other lenders, fund managers and originators of risk assets. The Fund may also invest in other funds that focus on similar specialty finance transactions. Specialty

4895-4115-4185.25 32 finance investments can take form in a wide variety of forms, structures and terms. In general, the debt financing is typically arranged in the form of a senior secured credit facility and provided on the basis of pre-defined parameters and limitations on the types of loans or investments it can be used to fund. In certain cases, the Fund will be directly exposed to the credit risk of the borrower's balance sheet, however this risk is typically mitigated by the senior position of the facility and therefore any losses are first borne by the borrower. In addition, the facility is typically secured by the borrower's underlying assets, which are typically diversified pools of assets. In the event of default, the Fund may incur additional expenses and will rely on the collection efforts of the Adviser. Terms of a facility will vary but are typically commitments of a few years in duration or less. There is no reliable secondary market to liquidate the exposures in advance of the maturity date. Structured Products Risk Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund. Certain structured products may be thinly traded or have a limited trading market. Subordinated and Unsecured or Partially Secured Loans Risk The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the Borrower's capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same Borrower. Taxation Risk By investing in certain litigation and specialty financing arrangements, the Fund will obtain exposure to these arrangements within the federal tax requirements that apply to the Fund. Typically, any gains or

4895-4115-4185.25 33 losses from trading in Section 1256 futures contracts, such as exchange-traded commodity futures contracts, are taxed 60% as long-term capital gains/losses and 40% short term capital gains/losses. Trade Finance Trade finance as an asset class typically consists of the financing of goods or materials during the time it takes to transport the goods from one geographic location to another. The Fund may invest in trade finance, structured trade finance, export finance, and project finance, or related obligations of companies or other entities with potential for exposure to emerging markets, all through a variety of forms, structures, and terms. Investing in trade finance may present emerging market risk, where the Fund considers risks tied to political and economic factors (different and often more complex than those faced domestically), ranging from but not limited to: expropriation, confiscation, nationalization, election, or war. Emerging market risk can also produce risk associated with loan market health, additional costs, regulatory practices, accounting standards, credit systems, taxation, and currency risk. Additionally, trade finance may entail transportation and warehousing risk, legal risk, collateral value risk, liquidity risk, and global market risk. Counterparty risk exists in default and fraud, as well as custody risks of theft and natural disaster. Finally, if an underlying buyer does not follow through on its contractual purchase, the Fund bears the price risk of reselling the goods to a new buyer. Uncertain Tax Treatment The Fund may invest a portion of its net assets in "below investment grade" or "high yield" or "junk" instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount ("OID") or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax. Risks Relating to the Fund's RIC Status To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership or other income derived with respect to its business of investing in stock or other securities and currencies. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded to RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its "investment company taxable income" (generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its

4895-4115-4185.25 34 shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. RIC-Related Risks of Investments Generating Non-Cash Taxable Income Certain of the Fund's investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having "market discount," PIK interest or income, and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions. Valuation Risk Unlike the national exchanges for publicly traded common stock, there is no central place or exchange for credit-related instruments, such as loans or other debt instruments to trade. Loans and other debt instruments generally trade on an OTC market, which may be anywhere in the world where a buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of debt instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. Although fair value estimates provided by the Adviser integrate observable inputs, to the extent the Adviser relies on unobservable inputs and subjective judgements, fair value estimates will be subject to heightened risk of inaccuracy. In addition, other market participants may value securities and other instruments differently than the Fund. As a result, the Fund may be subject to the risk that when a loan or other debt instrument is sold in the market, the amount received by the Fund is less than the value of such loans or other debt instruments carried on the Fund's books. Warehousing Facilities The Fund may provide warehousing credit facilities to a variety of lenders, funds, platforms, companies and/or other entities. These facilities are typically secured by a borrower's investment activities, acquisitions and lending assets. The intent of such facilities is to provide the borrower with short-term financing to support their ongoing investment activities in an anticipation of redistribution of the same assets to another capital provider, such as a fund, a platform or public offering. The facilities may also be used to season certain investment assets, as required by tax, legal or regulatory requirements, before passing from one legal entity to another. Although such facilities are intended to be short-term in nature, there can be no assurance that the borrower will be successful in redistributing the assets as

4895-4115-4185.25 35 intended to the long-term providers of capital. In such cases, the length of the exposure to such assets may extend considerably, and in certain circumstances, may lead to the Fund owning such assets outright which may further lengthen the term of exposure. In certain situations, the value of the assets may decline considerably over the life of the exposure resulting in adverse results for the Fund. MANAGEMENT OF THE FUND Trustees and Officers The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four trustees (each a "Trustee"). The Trustees are responsible for the Fund's overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund's investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under "Management" in the SAI. Investment Adviser The Adviser, located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, serves as the Fund's investment adviser. The Adviser serves ETFs as well as the Fund and is registered with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act") with approximately $500 million in discretionary assets under management as of July 31, 2023 and a total of $800 million when including assets under advisement. G. Bradley Ball is deemed to be a control person of the Adviser. Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund's service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund. A discussion regarding the basis for the Board of Trustees' approval of the Advisory Agreement will be included in the Fund's first annual or semi-annual report to shareholders. Pursuant to the Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a Management Fee calculated at an annual rate of 0.951.65% of the Fund's average daily net assets. The Management Fee will be payable monthly in arrears. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, untilfor at least [___], 202[_],one year from the effective date of the Fund's registration, to waive its management fees and to pay or absorb the ordinary operating expenses (including organizational and offering costs) of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 2.051.99% per annum of the Fund's average daily net assets attributable to shares. Such

4895-4115-4185.25 36 Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund's Board of Trustees, upon written notice to the Adviser. Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within three years from the date the Adviser waived or made any payment, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the expense limitation in place at the time of waiver and reimbursement or the current expense limitation. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver and reimbursement, or (2) the expense cap in effect at the time of recapture, whichever is less. Portfolio Managers Mark Garfinkel, CFA®. Mr. Garfinkel has served asa Portfolio Manager of the Adviser since September, 2023. He is a graduate from Vanderbilt University and the Owen Graduate School of Management, where he earned his BA and MBA. He has 25 years of experience in the investment and wealth management industry, receiving his Chartered Financial Analyst designation in 1993 and working in various roles ranging from Personal Trust Portfolio Manager to Chief Investment Officer and Lead Portfolio Manager for a highly successful Small Cap Growth investment fund. From 1990 – 2006, Mr. Garfinkel worked with SunTrust Banks and Trusco Capital Management for 16 years managing personal trust and institutional equity and balanced portfolios, before developing and launching a Small Cap Growth investment discipline for the firm. From 2006 – 2014, following his tenure with SunTrust, Mr. Garfinkel was a founding partner and Chief Investment Officer for Perimeter Capital Management, where he continued as the Lead Portfolio Manager for the firm's Small Cap Growth Strategy. From 2014 – 2022, Mr. Garfinkel took a brief hiatus from the investment business, serving as the CFO and COO for a small payments technology firm located in the Atlanta area until 2020. Subsequently, Mr. Garfinkel launched his own payments consulting firm, before deciding to return to his roots in investment management. Mr. Garfinkel joined Bison Wealth, LLC, an SEC- registered investment adviser, in May 2022 serving as the Head of Investment Policy and Strategy; and continues to hold this position. Shawn Gibson. Mr. Gibson is a founder of the Adviser and has served as Chief Investment Officer since 2013. He is a graduate of the University of Virginia McIntire School of Commerce, where he earned his BS degree. He has over 25 of investment experience primarily in the area of options trading and options portfolio management. Mr. Gibson started trading options in 1997 with the Timber Hill Group, one of the world’sworld's largest options market making firms. While at Timber Hill, he was an options market maker on the floor of the Pacific Exchange and was later promoted to join a small team in Greenwich, CT that was responsible for overseeing the firm’sfirm's multi-billion dollar options trading portfolio. He subsequently served as Head of Options Strategy and Director of Alternative Investments at BB&T, where he worked with advisors and their clients to develop options-based hedging and yield enhancing strategies. Mr. Gibson is an active member of his community and was voted as one of the Top 40 leaders under 40 while living in Richmond after being nominated by his peers due to his professional accomplishments and community involvement. Connor Allen. Mr. Allen has served as a Portfolio Strategist of the Adviser since January 2024. Previously, from August 2022 to January 2024, he served as a Trader and Technology Specialist at Bison Holdings, LLC (a holding company for investment advisers). He has previously worked on the

4895-4115-4185.25 37 investment team at The Motley Fool from June 2021 to March 2023 as an Intern and Contributing Writer. Prior to that, he was a part time Intern at True North Investments LLC from May 2020 to May 2022. From August 2018 to May 2022, he was a student at LaGrange College and holds a BBA from LaGrange College. The SAI provides additional information about the Portfolio Managers' compensation, other accounts managed and ownership of Fund shares. Administrator U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, serves as the Administrator to the Fund. Pursuant to a fund administration servicing agreement ("Administration Agreement"), the Administrator furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, the Fund's required administrative services, which include, among other things, being responsible for the financial records that the Fund is required to maintain and preparing reports to our shareholders. In addition, the Administrator assists the Fund in determining and publishing its net asset value, oversees the preparation and filing of the Fund's tax returns and the printing and dissemination of reports to the Fund's shareholders, and generally oversees the payment of Fund expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are based on Fund assets and out of pocket expenses of the Administrator. After one year, the Administration Agreement may be terminated by either party without penalty upon 90 days' written notice to the other party. The Administration Agreement provides that, absent fraud, willful misconduct, bad faith or negligence in the performance of its duties, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Fund for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator's services under the Administration Agreement or otherwise as administrator for the Fund. Transfer Agent U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, serves as the Fund's Transfer Agent. Custodian U.S. Bank, National Association (the Custodian), with a principal place of business at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI 53212, serves as custodian for the securities and cash of the Fund's portfolio. Under a Custody Agreement, the Custodian holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties. Fund Expenses The Adviser is obligated to pay expenses associated with providing the services stated in the Advisory Agreement, including compensation of its officers and employees connected with investment and

4895-4115-4185.25 38 economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is an affiliate of the Adviser. The Adviser paid the Fund's organizational and offering expenses incurred with respect to its initial offering and such expenses are subject to possible recoupment by the Adviser pursuant to the Expense Limitation Agreement. The Fund will pay expenses incurred with respect to its continuous offering. The Fund will bear all costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: the calculating the Fund's net asset value (including the cost and expenses of any independent valuation firm); effecting sales and repurchases of the Fund's shares and other securities; interest payable on debt, if any, to finance the Fund's investments; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, monitoring the Fund's financial and legal affairs for the Fund, providing administrative services, monitoring the Fund's investments and evaluating and making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and management fees; transfer agent and custodial fees; fees and expenses associated with marketing efforts to the extent permitted by a plan of distribution adopted by the Board of Trustees; costs associated with the Fund's reporting and compliance obligations under the 1940 Act, the Exchange Act and other applicable federal and state securities laws, and ongoing stock exchange fees; federal, state and local taxes; independent Trustees' fees and expenses; brokerage commissions; costs of proxy statements, shareholders' reports and other communications with shareholders, including printing costs; the Fund's allocable portion of the fidelity bond, directors' and officers' liability insurance, errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, telephone and staff; fees and expenses associated with independent audits and outside legal costs; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Fund and the Administrator; federal and state registration fees; all costs of registration and listing the Fund's shares on any securities exchange; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Fund or the Administrator in connection with administering the Fund's business, including payments under the Administration Agreement between the Fund and the Administrator based upon the Fund's allocable portion of the Administrator's overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Fund's chief compliance officer and chief financial officer and their respective administrative support staffs. For the avoidance of doubt, the parties agree that the Fund will bear all expenses associated with contractual obligations of the Fund existing prior to the effective date of this Agreement, including those that may become unnecessary or redundant but cannot be terminated. The Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act. Control Persons A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this prospectus, George Bradley

4895-4115-4185.25 39 "Brad" Ball, a member of the Adviser, in connection with itshis initial $100,000 purchase of shares, owned more than 25% (i.e., 100%) of the outstanding shares of the Fund. DETERMINATION OF NET ASSET VALUE The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The Fund is offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. The Fund's NAV per share is calculated by dividing the value of the Fund's total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund's other liabilities by the total number of shares outstanding. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (collectively, "Fair Valued Securities"), securities are valued at fair value as determined by the Board of Trustees' valuation designee (the Adviser) pursuant to Rule 2a-5 under the 1940 Act. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund's investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. As the valuation designee, the Adviser acts under the Board of Trustees' oversight. The Adviser's fair valuation policies and procedures are approved by the Board of Trustees. Fair valuation involves subjective judgments by the valuation in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Fair Valued Securities are difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Fair Valued Security issuer does not report a value to the Fund on a timely basis, the Adviser determines the fair value of such Fair Valued Security based on the most recent value reported by the issuer of the Fair Valued Security, as well as any other relevant information available at the time the Fund values its investments. In the absence of specific transaction activity in a particular Fair Valued Security, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund's investment in such Fair Valued Security at the NAV reported by the Fair Valued Security issuer at the time of valuation or to adjust the value to reflect a premium or discount. There is no single standard for determining fair value of a security. Rather, the fair value determinations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated NAVs of the Fair Valued Securities' assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security as well as overall market information and the prices of a group of similar

4895-4115-4185.25 40 assets. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Fair Valued Security investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all Fair Valued Securities. However, it is anticipated that portfolio holdings and other value information of the Fair Valued Securities could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Fair Valued Security does not represent the fair value of the Fund's investment in such security. Before investing in any Fair Valued Security, the Adviser will conduct a due diligence review of the valuation methodology utilized by the issuer of the Fair Valued Security, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Fair Valued Security, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Fair Valued Security. As a general matter, the Fund's investments in private debt will be fair valued at the cost of the security as of the date of purchase and generally held at cost subject to the following events: (i) a material change in interest rates/yields for similar securities; (ii) a major underlying collateral impairment since origination; (iii) interest and/or principal payment default; (iv) a fundamental change that has not been reflected in cost that puts recoverability in serious doubt; and (v) an expected partial/full sale of security to a third party at a different price than estimated fair value. The Fund's investments in pooled investment vehicles will be fair valued at the cost of the security as of the date of purchase and subsequently valued at the pooled investment vehicle's net asset value, as determined by such pooled investment vehicle's manager. For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Adviser determines in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price. Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Adviser deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

4895-4115-4185.25 41 Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund's NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund's portfolio. The Adviser provides the Board of Trustees with periodic reports that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. CONFLICTS OF INTEREST The members of the senior management and investment team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund's best interests or in the best interest of the Fund's shareholders. The Fund's investment objective may overlap with the investment objective of such investment funds, accounts or other investment vehicles. In particular, the Fund relies on the Adviser to manage the Fund's day-to-day activities and to implement the Fund's investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to the Fund. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of its affiliated funds and business opportunities outside the Adviser. The Adviser and its officers and employees will devote only as much of its or their time to the Fund's business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. The Adviser manages other funds that will invest primarily in debt and/or equity of companies similar to the companies that the Fund targets for investment. Therefore, there may be certain investment opportunities that satisfy the investment criteria for such funds and the Fund. Neither the Adviser nor individuals employed by the Adviser are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. QUARTERLY REPURCHASES OF SHARES Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (thea "Repurchase Request Deadline"). Shares will be repurchased at the

4895-4115-4185.25 42 NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a "Repurchase Pricing Date"). Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the "Repurchase Request Deadline," which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder's address of record, or credited directly to a predetermined bank account on the date such payment is made (the "Repurchase Payment Date"), which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws. Determination of Repurchase Offer Amount The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.%. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. Notice to Shareholders Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification"). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the "Repurchase Payment Deadline"). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. Because the NAV applicable to a repurchase is calculated 14 days after the Repurchase Request Deadline, a shareholder will not know its repurchase price until after the shareholder has irrevocably tendered its shares. Repurchase Price The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-[___] [___]-[____]-800-251-8112 to learn the NAV.

4895-4115-4185.25 43 Repurchase Amounts and Payment of Proceeds Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder's address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. Suspension or Postponement of Repurchase Offer The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. Liquidity Requirements The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the "Liquidity Amount") from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, (ii) assets borrowed by the Fund (e.g., by drawing under the Fund's credit facility, if any), or (iii) through access to a line of credit. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance. Consequences of Repurchase Offers

4895-4115-4185.25 44 Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund's portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund's NAV. Repurchase of the Fund's shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. The Fund is intended as a long-term investment. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to the shareholder's shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder's descendants to transfer shares in the event of such shareholder's death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future. Discretionary Repurchase Offers Under paragraph (c) of Rule 23c-3, in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3 are met. DISTRIBUTION POLICY The Fund's distribution policy is to make at least annualquarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. The Adviser seeks to construct a portfolio that will support an annual distribution rate of 8% of NAV (2% per quarter based on end-of-quarter NAV). If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund willmay be sold and the difference will generally be a tax-free return of capital distributed from the Fund's assets. The Fund's final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax

4895-4115-4185.25 45 basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See "Dividend Reinvestment Policy." The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any return of capital payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit. The Board of Trustees reserves the right to change the quarterly distribution policy from time to time. Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares. Returns of capital reduce a shareholder's tax cost (or "tax basis"). Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting will be notified of the source of the Fund's distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law. DIVIDEND REINVESTMENT POLICY The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in the Fund.

4895-4115-4185.25 46 Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Denali Structured Return Strategy Fund c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution, or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund's Distributions to shareholders are reinvested in full and fractional shares as described below. When the Fund declares a Distribution, the Transfer Agent, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund's NAV per share. The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder's proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder's name and held for the account of beneficial owners participating under the dividend reinvestment policy. Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act subject to applicable provisions of the federal securities laws. The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See "U.S. Federal Income Tax Matters." The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants. All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Denali Structured Return Strategy Fund c/o U.S. Bank Global Fund Services, P.O. Box 701

4895-4115-4185.25 47 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202. Certain transactions can be performed by calling the toll-free number 1-[___] [___]-[____].-800-251-8112. U.S. FEDERAL INCOME TAX MATTERS The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund's shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund's common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short- term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. The Fund intends to make distributions of investment company taxable income after payment of the Fund's operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund's investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions,

4895-4115-4185.25 48 if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund's investment strategies, it is not anticipated that a significant portion of the Fund's income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e., ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund's taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions. The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year. A sale or redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in the shareholder's Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption. The repurchase of the Fund's shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of the shareholder's shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts. DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

4895-4115-4185.25 49 The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on October 23, 2023. The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") provides that the Board of Trustees of the Fund may authorize an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers one share class. Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than annually.quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See "Dividend Reinvestment Policy." The 1940 Act may limit the payment of distributions to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote. The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund's discretion for any or all of the full shares credited to an investor's account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges. The following table shows the amounts of shares of the Fund that have been authorized and are outstanding as of the date of this prospectusJanuary 24, 2024: (1) (2) (3) (4) Title of Class Amount Authorized Amount Held by Fund for its Account Amount Outstanding Excluding Exclusive of Amount Shown Under (3)

4895-4115-4185.25 50 Shares of Beneficial Interest Unlimited $0 $[10010,000] shares ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation. The Declaration of Trust includes provisions that could have the effect of limiting the ability of a shareholder to bring a derivative action. In addition to the requirements of Delaware law, no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a "Derivative Action") unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself.Fund to file the action itself. The demand shall be executed by or on behalf of no less than three complaining shareholders who together hold not less than ten percent (10%) of the outstanding shares, none of which shall be related to (by blood or by marriage) or otherwise affiliated with any other complaining shareholder (other than as shareholders of the Fund). The written demand and conditions thereto, shall not apply to claims arising under federal securities law. Within 90 calendar days of the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law and the Declaration of Trust, the independent Trustees will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the TrustFund. This 90-day period may be extended by the independent Trustees up to 60 calendar days. The Declaration of Trust provides that a complaining shareholder whose demand is rejected or dismissed shall be responsible for the costs and expenses (including attorneys' fees) incurred by the TrustFund in connection with its consideration of the demand, however, such reimbursement of costs and expenses shall not apply to claims arising under federal securities laws. The Declaration of Trust provides that shareholders irrevocably waive all right to trial by jury in any claim, suit, action or proceeding, including Derivation Actions. With the exception of claims arising under federal securities laws, the Declaration of Trust provides that claims must be brought exclusively in a Delaware state court, which could limit shareholder suits to an inconvenient and less favorable forum. Reference should be made to the Declaration of Trust, which will behas been filed with the SEC by amendment, for the full text of these provisions. PLAN OF DISTRIBUTION Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund's principal

4895-4115-4185.25 51 underwriter, within the meaning of the 1940 Act, and acts as the Distributor of the Fund's shares on a commercially reasonable efforts basis, subject to various conditions. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Fund's shares are offered for sale through the Distributor at the daily NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund's shares. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares, but will use commercially reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Fund is not subject to a distribution fee. The Adviser or its affiliates, in the Adviser's discretion and from their own resources (which may include the Adviser's legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the "Additional Compensation"). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker's or dealer's registered representatives, placement on a preferred list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker's or dealer's registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Purchasing Shares Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, "Financial Intermediaries"). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund's NAV next computed after it is received by the Financial Intermediary. By Mail To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Denali Structured Return Strategy Fund to:

4895-4115-4185.25 52 Denali Structured Return Strategy Fund c/o U.S. Bank Global Fund Services P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight or express mail deliveries Denali Structured Return Strategy Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street, 3rd Floor Milwaukee, WI 53202 All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment. The transfer agent will charge a $25 fee against an investor's account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application. By Wire — Initial Investment To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of the Fund, the account number, and the shareholder's name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-[___] [___]-[____]-800-251-8112 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to: Wire to: U.S. Bank N.A. ABA Number: 075000022 Credit: U.S. Bancorp Fund Services, LLC Account: [112-952-137] Further Credit: Denali Structured Return Strategy Fund (Shareholder Name/Account Registration) (Shareholder Account Number)

4895-4115-4185.25 53 By Wire — Subsequent Investments Before sending a wire, investors must contact 1-[___] [___]-[____]-800-251-8112 to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions. Automatic Investment Plan — Subsequent Investments You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Please contact the Fund at 1-[___] [___]-[____]-800-251-8112 for more information about the Fund's Automatic Investment Plan. By Telephone Investors may purchase additional shares of the Fund by calling 1-[___] [___]-[____].-800-251-8112. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day. Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction. In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund's Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the principal executive offices of the Denali Structured Return Strategy Fund at 1-[___] [___]-[____]-800- 251-8112 for additional assistance when completing an application. If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received. Purchase Terms Fund shares are sold at the relevant prevailing NAV per share and are not subject to any upfront sales charge. The Fund is not subject to a distribution fee, shareholder servicing fees, or early withdrawal charges. Fund shares may only be available through certain financial intermediaries. Because the shares of the Fund are sold at the prevailing NAV per share without an upfront sales charge, the entire amount of your purchase is invested. The Fund's shares require a minimum initial investment of $1,000

4895-4115-4185.25 54 and $100 for subsequent investments. However, investment advisers may aggregate client accounts for the purpose of meeting the minimum investment. Also, the Fund or the Adviser may waive the minimum investment at either's discretion. LEGAL MATTERS Certain legal matters regarding the validity of the shares offered hereby have been passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, Ohio 43215. REPORTS TO SHAREHOLDERS The Fund will send to its shareholders unaudited semiannual and audited annual reports, including a list of investments held. HOUSEHOLDING In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semiannual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-[___] [___]-[____]-800-251-8112 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning 30 days after receiving your request. This policy does not apply to account statements. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Cohen & Company, Ltd. ("Cohen") is the Fund's independent registered public accounting firm that audited the Fund's seed financial statement included in the Fund's registration statement. . Cohen has offices located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, 1835 Market St., Suite 310, Philadelphia, PA 19103 and 151 N. Franklin St., Suite 575, Chicago, IL 60606.

4895-4115-4185.25 55 TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION GENERAL INFORMATION AND HISTORY 3 INVESTMENT OBJECTIVE AND POLICIES 3 MANAGEMENT OF THE FUND 26 CODES OF ETHICS 30 PROXY VOTING POLICIES AND PROCEDURES 30 CONTROL PERSONS AND PRINCIPAL HOLDERS 30 INVESTMENT ADVISORY AND OTHER SERVICES 31 PORTFOLIO MANAGERS 32 ALLOCATION OF BROKERAGE 33 TAX STATUS 35 OTHER INFORMATION 39 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 40 FINANCIAL STATEMENTS 41 APPENDIX A –PROXY VOTING POLICY 43

4895-4115-4185.25 56 PRIVACY NOTICE OCTOBER 2023 FACTS WHAT DOES DENALI STRUCTURED RETURN STRATEGY FUND DO WITH YOUR PERSONAL INFORMATION? Why? Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do. What? The types of personal information we collect and share depend on the product or service you have with us. This information can include: • Social Security number • Assets • Retirement Assets • Transaction History • Checking Account Information • Purchase History • Account Balances • Account Transactions • Wire Transfer Instructions When you are no longer our customer, we continue to share your information as described in this notice. How? All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Denali Structured Return Strategy Fund chooses to share; and whether you can limit this sharing. REASONS WE CAN SHARE YOUR PERSONAL INFORMATION Does Denali Structured Return Strategy Fund share? Can you limit this sharing? For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus Yes No For our marketing purposes — to offer our products and services to you No We don't share For joint marketing with other financial companies No We don't share For our affiliates' everyday business purposes — information about your transactions and experiences No We don't share For our affiliates' everyday business purposes — information about your creditworthiness No We don't share

4895-4115-4185.25 57 For nonaffiliates to market to you No We don't share QUESTIONS? Call 1-[___] [___]-[____]-800-251-8112

4895-4115-4185.25 58 WHO WE ARE Who is providing this notice? Denali Structured Return Strategy Fund WHAT WE DO How does Denali Structured Return Strategy Fund protect my personal information? To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings. Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information. How does Denali Structured Return Strategy Fund collect my personal information? We collect your personal information, for example, when you • Open an account • Provide account information • Give us your contact information • Make deposits or withdrawals from your account • Make a wire transfer • Tell us where to send the money • Tells us who receives the money • Show your government-issued ID • Show your driver's license We also collect your personal information from other companies. Why can't I limit all sharing? Federal law gives you the right to limit only • Sharing for affiliates' everyday business purposes – information about your creditworthiness • Affiliates from using your information to market to you • Sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing. DEFINITIONS Affiliates Companies related by common ownership or control. They can be financial and nonfinancial companies. • Denali Structured Return Strategy Fund does not share with our affiliates. Nonaffiliates Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Denali Structured Return Strategy Fund does not share with nonaffiliates so they can market to you.

4895-4115-4185.25 59 Joint marketing A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Denali Structured Return Strategy Fund doesn't jointly market.

4895-4115-4185.25 60 PROSPECTUS DENALI STRUCTURED RETURN STRATEGY FUND Shares of Beneficial Interest [____ __], 20232024 Liquid Strategies, LLC Investment Adviser All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund's Distributor. You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.